ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 13, 2025

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Datum One Series Trust (the “Registrant”)

File Nos. 333-237048 and 811-23556

Dear Ms. McManus:

This letter provides the Registrant’s responses to comments of the staff of the Securities and Exchange Commission (the “Staff”) that you provided by telephone on July 24, 2025 regarding Post-Effective Amendment No. 21 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) with respect to First Sentier American Listed Infrastructure Fund and First Sentier Global Listed Infrastructure Fund (each a “Fund” and, collectively, the “Funds”), each a series of the Registrant. The Registration Statement was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on June 6, 2025 to register the shares of the Funds for public offer and sale.

This letter reflects responses intended to address all comments the Staff provided. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 25 to the Trust’s Registration Statement, which is expected to be filed pursuant to Rule 485(b) under the Securities Act for effectiveness on August 20, 2025. For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General

1.	Comment: We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure notwithstanding any review, action, or absence of action by the Staff.

Response: The Registrant acknowledges the comment.

2.	Comment: Please fill in any tables or other information left blank prior to the effective date of the Registration Statement.

Response: The Registrant acknowledges the comment and has added the requested information.

Prospectus - First Sentier American Listed Infrastructure Fund - Principal Investment Strategies/Principal Risks

3.

Comment: Please explain how the inclusion of the word “American” in the name of the Fund complies with Rule 35d-1 of the 1940 Act. In particular, please address the Fund’s inclusion of 20% foreign securities within the 80% bucket.

Response: The word “American,” as used in the Fund’s name, modifies “Listed” and the Fund invests at least 80% of its net assets in publicly traded equity securities of infrastructure companies listed on a U.S. stock exchange. Those investments may include securities of infrastructure companies whose primary operations or principal trading market is in a foreign market (i.e., foreign securities), so long as those securities are “American Listed” (i.e., listed on a U.S. stock exchange) as described in the Fund’s 80% test.

4.

Comment: The Fund’s Foreign Securities Risk references emerging markets. If emerging markets are a principal investment risk, please revise to disclose the Fund’s definition of emerging markets and discuss emerging markets in the Principal Investment Strategies section.

Response: The Registrant has removed the reference to emerging markets from its Foreign Securities Risk.

Prospectus - First Sentier Global Listed Infrastructure Fund - Principal Investment Strategies/Principal Risks

5.	Comment: Please revise the first paragraph of the Fund’s Principal Investment Strategies to include the Fund’s definition of emerging markets.

Response: The Registrant has revised the first paragraph of the Fund’s Principal Investment Strategies to include the Fund’s definition of emerging markets, as depicted below:

The Global Listed Fund seeks to achieve its investment objective by investing primarily in securities of publicly traded infrastructure companies. The Fund defines infrastructure companies as those companies that derive at least 65% of their operating earnings from the ownership or operation of infrastructure assets. The Fund defines infrastructure assets as the physical structures, networks and systems of transportation, energy, water, waste, and communication. The Fund typically invests in companies that can adjust the fees they charge customers and counterparties in line with inflation, in accordance with contractual terms or regulation, or through renegotiation due to the essential nature and pricing power of infrastructure assets. Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in publicly traded equity securities of infrastructure companies listed on an exchange, throughout the world including emerging markets and the United States. Emerging markets are defined as those countries that are either i) not classified by MSCI or FTSE as developed markets, ii) categorized by the World Bank as middle or low-income, or iii) not members of the Organisation for Economic Cooperation and Development. As part of the 80%, the Fund will invest at least 30% of its net assets and, under normal circumstances, at least 40% of its net assets, in publicly traded securities of infrastructure companies whose primary operations or principal trading market is in a foreign market, and that are not subject to the requirements of the U.S. securities laws, markets and accounting requirements, i.e., foreign securities. The Fund considers an issuer’s “primary operations” to be in a foreign market if the issuer (i) is organized under the laws of that country, or (ii) derives at least 50% of its revenues or profits from goods produced or sold, investments made, services performed, or has at least 50% of its assets located within that country. Under normal circumstances, the Fund will maintain exposure to securities of infrastructure companies in the United States and in at least three countries outside the United States.

6.	Comment: Please revise the Fund’s Principal Investment Strategies section to identify factors considered in connection with Fund’s decision to buy and sell securities.

Response: The Registrant has revised the Fund’s Principal Investment Strategies section to add the following disclosure:

Securities within the Fund’s wider investment universe are screened for infrastructure characteristics, analyzed and then ranked by value and quality. The portfolio is then constructed by the portfolio managers, based primarily on these rankings. Sector and region risks are also monitored as a risk management overlay which aims to ensure appropriate portfolio diversification along sector and regional lines.

The portfolio managers may choose to sell securities when they observe a security moving to a lower position within the portfolio managers’ value and quality ranking system. This can occur through, among other things:

•	A rise in a company’s share price, leading to decreased upside potential and a lower value ranking

•	A downgrade in a company’s discounted cash flow valuation, leading to lower value ranking

•	A downgrade of a company’s quality score, leading to a lower quality ranking.

Peer review of the security selection process ensures the team is not locked into high conviction buys or sells but rather identifies market inefficiency and sells/buys the security before the opportunity has closed.

7.

Comment: The Fund includes Interest Rate Risk as a principal risk of the fund. The Fund’s Principal Investment Strategies section, however, does not discuss fixed income securities generally. Please confirm whether preferred stock is the only fixed income security that the Fund will invest in as part of its principal investment strategy.

Response: The Registrant has removed “Interest Rate Risk” as a principal risk of the Fund.

Prospectus – Back Cover Page

8.

Comment: Please revise the back cover page of the Prospectus to state that the financial statements included in the Predecessor Funds’ annual reports are incorporated by reference. (See item 1(b)(ii) of Form N-1A).

Response: The Registrant has updated the back cover page of the Prospectus as requested.

SAI

9.	Comment: Please revise the Investment Restrictions section to explain what a fundamental policy is.

Response: The Registrant has revised the Investment Restrictions section to add the following to the lead in language to the Investment Restrictions section, as depicted below:

The Fund has adopted the following investment restrictions as fundamental policies, which means they cannot be changed without the approval of the holders of a “majority” of a Fund’s outstanding voting securities, as that term is defined in the 1940 Act. The term “majority” is defined in the 1940 Act as the lesser of: (i) 67% or more of the Fund’s voting securities present at a meeting of shareholders at which the holders of more than 50% of the outstanding voting securities of the Fund are present in person or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.

Fundamental Policies: The investment restrictions numbered 1 through 7 below have been adopted as fundamental policies for each Fund.

10.	Comment: In the Investment Restrictions section of the SAI, please explain what is “permitted by law”.

Response: The Registrant has revised the Investment Restrictions section to add the following disclosure:

Fundamental Policies (1) through (3) and (5) through (7), as numbered above, limit a Fund’s ability to engage in certain investment practices and purchase securities or other instruments to the extent limited by applicable law, as that law changes from time to time. Applicable law includes the 1940 Act, the rules or regulations thereunder and applicable orders of the SEC as are currently in place. In addition, interpretations and guidance provided by the SEC staff may be taken into account, where deemed appropriate by the Fund, to determine if an investment practice or the purchase of securities or other instruments is permitted by applicable law. As such, the effects of these limitations will change as the statute, rules, regulations or orders (or, if applicable, interpretations) change. The additional information set forth below regarding the Fund’s investment restrictions is not deemed to be part of the Fund’s investment restrictions and are not fundamental policies of the Fund. No shareholder vote will be required or sought if the information below is changed or when changes in statute, rules, regulations or orders (or if applicable, interpretations) change and such changes permit or require a resulting change in practice.

With respect to Fundamental Policy number 1, the ability of a fund to issue senior securities is circumscribed by complex regulatory constraints under the 1940 Act that restrict, for instance, the amount, timing, and form of senior securities that may be issued. Under the 1940 Act, a “senior security” does not include (i) any promissory note or other evidence of indebtedness issued in consideration of any loan, extension, or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed or (ii) any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed.

With respect to Fundamental Policy number 2, each Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings) or in connection with engaging in transactions considered by the Commission to constitute a form of borrowing under the 1940 Act (e.g., reverse repurchase agreements) to the extent permitted by the Fund’s investment objectives and policies.

With respect to Fundamental Policy number 3, this restriction would permit the underwriting of securities to the extent permitted under the 1940 Act.

With respect to Fundamental Policy number 5, under the 1940 Act, the Fund may not make loans to persons who control or are under common control with the Fund.

With respect to Fundamental Policy number 6, this restriction would permit investment in commodities to the extent permitted under the 1940 Act. Commodities may be deemed to include any commodities contracts (including those with underlying bulk goods, such as grains, metals and foodstuffs), futures contracts and related options, options, and forward contracts. The 1940 Act does not directly limit the Funds’ ability to invest directly in physical commodities. However, the Funds’ direct and indirect investments in physical commodities may be limited by a Fund’s intention to qualify as a RIC, the Fund’s investment strategy, and other regulatory requirements. While each Fund does not intend to invest in commodities, the Funds may invest in certain derivatives that are regulated by the CFTC for the purpose of hedging currency or interest rate risk.

With respect to Fundamental Policy number 7, this restriction would permit the purchase, sale, or holding of real estate to the extent permitted under the 1940 Act. Real estate-related instruments include REITs, commercial and residential mortgage-backed securities, and real estate financings.

11.

Comment: Under the Fund’s concentration policy as disclosed in the SAI, the Fund does not consider asset-backed securities to represent interests in any industry or group of industries. Staff believes that the Fund’s position as currently worded conflicts with Section 8(b) (1) (E) of the Investment Company Act of 1940 by allowing the Fund to reserve freedom of action to concentrate. The Staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because concentrated investments in those securities can expose investors to risks common to one industry. The Staff takes the position that every investment - other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries.

Accordingly, a fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its industry classification for purposes of the fund’s concentration policy. A fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the Principal Strategies section of the prospectus.

Response: The Funds view mortgage-backed securities (“MBS”) and other asset-backed securities (“ABS”) as broad asset classes representing a diverse and heterogeneous pool of borrowers, loan type and properties and continue to believe that MBS and ABS should not be classified as an “industry”. However, the Fund does, with respect to MBS, look through to the underlying residential mortgagee/borrower and classify the security according to geography (i.e., state, metropolitan area, or zip code), mortgage loan type and further sub-divide the securities according to their credit quality. With respect to ABS, the Funds look through to the underlying pool of borrowers, and classify the securities based on traditional industry classifications. The Registrant believes this is responsive to the Staff’s concern that each such investment is considered an investment in some industry or group of industries and respectfully points the Staff to the explanatory disclosure included in this section that states “the Funds do look through each mortgage-backed and asset-backed security to examine the security’s underlying collateral to determine and monitor industry exposure.”

12.	Comment: The Staff notes that the paragraph preceding the Non-Fundamental Policies section is duplicative of the language at the end of the paragraph immediately above it.

Response: The Registrant has removed the duplicative language.

13.	Comment: Please file a legal opinion in connection with the issuance of shares of the Funds in a post-effective amendment.

Response: The Registrant will file the noted legal opinion as an exhibit to the Registration Statement.

* * * * * * * * * * * *

Please feel free to contact me at (617) 235-4636 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Heather Flokos, Esq.

Barbara Nelligan